
07008746

SEC... ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III


SEC MAIL
PROCESSING
RECEIVED
DEC 2 6 2007

SEC FILE NUMBER
8- 038164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11-01-2006 (MM/DD/YY) AND ENDING 10-31-2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMERICAN INVESTORS GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
10237 YELLOW CIRCLE DRIVE
(No. and Street)

MINNETONKA (City) MINNESOTA (State) 55343 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT J. MARQUIS (952) 945-9455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOULAY, HEUTMAKER, ZIBELL & CO., P.L.L.P.
(Name – *if individual, state last, first, middle name*)

7500 FLYING CLOUD DRIVE #800 (Address) MINNEAPOLIS (City), MN (State) 55344 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 15 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, SCOTT J. MARQUIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN INVESTORS GROUP, INC., as of OCTOBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public-Minnesota
My Commission Expires Jan 31, 2010

Signature

CHIEF FINANCIAL & CHIEF OPERATIONS OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations
- ☒ (d) Statement of ~~Changes in Financial Condition~~ cash flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN INVESTORS GROUP, INC.

Minnetonka, Minnesota

Financial Statements

Years Ended October 31, 2007 and 2006



AMERICAN INVESTORS GROUP, INC.

CONTENTS





Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
American Investors Group, Inc.
Minnetonka, Minnesota

We have audited the accompanying statement of financial condition of American Investors Group, Inc. as of October 31, 2007 and 2006 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Investors Group, Inc. as of October 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
December 20, 2007

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

AMERICAN INVESTORS GROUP, INC.

Statement of Financial Condition

LIABILITIES AND STOCKHOLDER'S EQUITY	October 31 2007	2006
Liabilities		
Accounts payable	$ 10,062	$ 7,095
Accrued compensation	20,089	25,569
Accrued 401(k) and profit sharing	25,000	10,000
Total liabilities	55,151	42,664
Commitments and Contingencies		
Stockholder's Equity		
Common stock, Class B, voting, no par value: Authorized, 2,000 shares, issued and outstanding, 940 shares	940	940
Additional paid-in capital	397,060	317,060
Retained earnings	166,301	133,744
Total stockholder's equity	564,301	451,744
Total liabilities and stockholder's equity	$ 619,452	$ 494,408

Notes to Financial Statements are an integral part of this Statement.


BKZ

AMERICAN INVESTORS GROUP, INC.

Statement of Operations

		Years Ended October 31		
		2007		2006
Revenues				
Underwriting	$	**1,173,431**	$	1,368,011
Commissions				
Equities		**35,224**		40,190
Fixed income products		**2,070**		1,489
Revenue insurance and variable annuities		**21,763**		23,993
Mutual fund shares		**139,446**		148,800
Fee based planning		**318,921**		225,289
Other		**532,367**		493,566
Realized and unrealized gains on investments		**20,730**		0
Interest		**10,949**		12,410
Total revenues		**2,254,901**		2,313,748
Expenses				
Employee compensation and benefits		**1,115,066**		1,110,074
Commissions		**653,662**		737,923
Licensing, registration and education		**57,422**		62,701
Occupancy and equipment expense		**163,701**		161,765
Legal and professional		**36,315**		30,504
General and administrative		**145,907**		157,886
Advertising and publications		**7,242**		18,371
Travel and entertainment		**21,739**		20,717
Realized and unrealized losses on investments		**583**		60
Other, net		**10,854**		17,423
Total expenses		**2,212,491**		2,317,424
Income (Loss) Before Provision for Income Taxes		**42,410**		(3,676)
Provision for Income Taxes		**9,853**		
Net Income (Loss)	$	**32,557**	$	(3,676)

Notes to Financial Statements are an integral part of this Statement.



AMERICAN INVESTORS GROUP, INC.

Statement of Changes in Stockholder's Equity

Years Ended October 31, 2007 and 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance - October 31, 2005	$ 940	$ 317,060	$ 137,420
Net loss			(3,676)
Balance - October 31, 2006	940	$ 317,060	$ 133,744
Additional Paid in Capital		80,000	
Net Income			32,557
Balance - October 31, 2007	**$ 940**	**$ 397,060**	**$ 166,301**

Notes to Financial Statements are an integral part of this Statement.



AMERICAN INVESTORS GROUP, INC.

Statement of Cash Flows

		Years Ended October 31		
		2007		2006
Cash Flows from Operating Activities				
Net income (loss)	$	**32,557**	$	(3,676)
Adjustments to reconcile net loss to net cash from operating activities				
Depreciation and amortization		**29,553**		37,249
Realized and unrealized gains and losses, net		**(20,147)**		60
Due to parent				0
Changes in assets and liabilities				
Receivables		**(12,592)**		(12,679)
Prepaid expenses		**394**		134
Payables		**2,967**		5,995
Accrued compensation, 401(k) and profit sharing		**9,520**		24,062
Net cash from operating activities		**42,252**		51,145
Cash Flows Used For Investing Activities				
Capital expenditures		**(3,330)**		(18,237)
Purchases of investments		**(65,750)**		(9,600)
Proceeds from the sale of investments		**719**		7,197
Net cash used for investing activities		**(68,361)**		(20,640)
Cash Flows Used For Financing Activities				
Additional paid in capital		**80,000**		0
Net Increase in Cash and Cash Equivalents		**53,891**		30,505
Cash and Cash Equivalents - Beginning of Year		**377,443**		346,938
Cash and Cash Equivalents - End of Year	$	**431,334**	$	377,443
Cash payments for interest	$	-	$	-
Cash payments for income taxes	$	-	$	-

Notes to Financial Statements are an integral part of this Statement.



1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Revenue Recognition

The Company is a general securities broker-dealer which primarily underwrites bonds for not-for-profit religious institutions throughout the United States. The Company's major source of income is underwriting fees earned from the issuance of church bonds. Revenue is recognized as the bonds are issued. In addition, the Company earns management fees for investment management services. Such revenue is recognized on assets under management as earned.

The Company's Class B stock is owned 100 percent by Apostle Holdings Corp. and the Company is a wholly owned subsidiary of Apostle Holdings Corp.

Security Transactions

In accordance with recognized industry practice, customers' securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Securities transactions of the Company are recorded on a trade date basis. Revenues and related expenses for transactions executed but not yet settled were not material.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customers and correspondent clearing activities involve the execution and settlement of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations. Customer securities transactions are generally transacted on a cash basis. Should the customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. As discussed above, customers' securities transactions are recorded on a settlement date basis (generally the third business day after the date a transaction is executed) in accordance with industry practice. The risk of loss associated with transactions executed but not yet settled is similar to settled transactions in that it relates to customers' and brokers' inability to meet the terms of their contracts.



Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits. The Company has not experienced any losses in such accounts.

Cash equivalents include $67,778 and $113,760 in 2007 and 2006, respectively, invested in money market accounts which are not FDIC insured.

Financial Instruments

The Company's financial instruments are cash, receivables and investments, which approximate fair value at October 31, 2007 and 2006.

Advertising

The Company expenses advertising costs when incurred. Total advertising costs were approximately $4,039 and $15,927 for the years ended October 31, 2007 and 2006, respectively.

Office Furniture and Equipment

Office furniture and equipment are stated at the lower of cost or estimated fair value. Depreciation and amortization are provided over estimated useful lives by use of the straight-line method. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.



Income Taxes

The Company files consolidated income tax returns with its parent, Apostle Holdings Corp. in fiscal 2007 and 2006. Income taxes are provided for the tax effects of transactions reported in the Company's financial statements and consist of taxes currently due plus deferred taxes primarily due to differences between the bases of property and equipment and for financial and income tax reporting at October 31, 2007 and 2006.

The tax provision differs from the expense that would result from applying Federal statutory rates to income before income taxes due to the effect of state income taxes, because certain expenses are deductible for financial reporting that are not deductible for tax purposes and due to the Company not receiving from the parent, a tax benefit for the use of net operating losses by the parent.

Since the parent company has responsibility for the payment of income taxes, amounts representing current income taxes payable are included in an inter-company account with the parent. The parent, Apostle Holdings Corp., does not credit back the Company for tax benefits received from the use of net operating losses used in the consolidated tax return.

2. INVESTMENTS

The Company purchases debt and equity securities for resale to customers and for its own account. As a securities broker/dealer, the Company measures debt and equity security holdings at fair value with unrealized changes in fair value recognized in earnings. Although no ready public market for these bonds exists, management believes that their cost approximates their fair value, since the bonds are callable at any time by the issuer at par. Gains and losses are reported in earnings.

The debt securities are primarily private church bonds without a readily available market value. The Company did not receive any interest payments on these bonds in 2007 and 2006. Interest on bonds varies from 10.00% to 10.45% and maturity dates are from April 15, 2010 to August 15, 2020. Because the bonds are callable at any time by the issuer at par, the bonds' estimated fair value approximates cost.

The equity securities are primarily stocks which trade actively in the secondary market.



The cost and fair value of the Company's investments held for resale at October 31, 2007 and 2006 are as follows:

	Cost	Estimated Fair Value
October 31, 2007		
Church bonds	**$ 5,027**	**$ 5,027**
Equity securities	**86,630**	**106,777**
	$ 91,657	**$ 111,804**
October 31, 2006		
Church bonds	$ 5,326	$ 5,326
Equity securities	21,360	21,300
	$ 26,686	$ 26,626

Unrealized gains on investments held for resale were $20,730 in 2007 and $0 in 2006. Unrealized losses on investments held for resale were $583 in 2007 and $60 in 2006.

3. STOCKHOLDER'S EQUITY AND REDEEMABLE PREFERRED STOCK

In addition to the Class B common stock, the Company had two classes of preferred stock, Class A and Class AA. Class A stock has 500,000 shares authorized while Class AA stock has 200,000 shares authorized.

Holders of Class A stock are entitled to such dividends as may be declared by the Board of Directors. Class A stock may be redeemed at the option of the Company for $1 per share. At October 31, 2007 and 2006 no Class A stock was outstanding.

Holders of Class AA stock are entitled to an 8% non-cumulative dividend at the discretion of the Board of Directors. Class AA stock may be redeemed at the option of the Company for $1.20 per share. Holders of Class AA stock may exercise a "put option" for up to 2,500 shares per year at a put price of $1 per share. The holders of these shares are to be Company employees. Upon termination of employment, the Company must redeem their shares for $1.20 per share. At October 31, 2007 and 2006, no Class AA stock was outstanding.


BHZ

4. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at October 31, 2007 and 2006, the net capital ratio, net capital and excess net capital are as follows:

	2007	2006
Net capital ratio	**0.11:1**	0.13:1
Net capital	$ **480,543**	$ 332,504
Excess net capital	$ **230,543**	$ 82,504

5. INCOME TAXES

The income tax provision consists of the following components at October 31:

	2007	2006
Current	$ **9,853**	$ -
Total tax expense	$ **9,853**	$ -

The tax provision differs from the expense that would result from applying Federal statutory rates to income before income taxes due to the effect of state income taxes, because certain expenses are deductible for financial reporting that are not deductible for tax purposes and due to the Company not receiving a tax benefit for the use of net operating losses by the parent.

6. EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing and 401(k) plan covering substantially all employees. In fiscal 2006, the Company contributed approximately $10,000 to the plan. In fiscal 2007, the Company contributed approximately $25,000 to the plan.



7. RELATED PARTY TRANSACTIONS

The Company leases office space from its parent, Apostle Holdings Corp. under a month-to-month rental agreement. The rent expense to Apostle Holdings Corp. totaled $96,000 in fiscal 2007 and 2006.

The Company had a consulting agreement with its parent, Apostle Holdings Corp. Beginning in fiscal year 2006, the Company no longer pays consulting fees to its parent, Apostle Holdings Corp.

The Company earned underwriting commissions of $0 and $181,898 from American Church Mortgage Company, an entity related by common management, during fiscal 2007 and 2006, respectively. In addition, the Company received expense reimbursements of $16,144 and $29,007 from American Church Mortgage Company during fiscal 2007 and 2006, respectively.

The Company received expense reimbursements of $365,000 and $284,000 from Church Loan Advisors, Inc., an entity related by common management, during fiscal 2007 and 2006, respectively.

The Company is a wholly owned subsidiary of Apostle Holdings Corp. The Company received $80,000 of additional paid in capital from Apostle in October 2007.





Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of Accounting Firms with Offices in Principal Cities



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY FINANCIAL INFORMATION

Board of Directors
American Investors Group, Inc.
Minnetonka, Minnesota

We have audited the accompanying financial statements of American Investors Group, Inc. as of and for the years ended October 31, 2007 and 2006, and have issued our report thereon dated December 20, 2007. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on the following pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay, Heutmaker, Zibell + Co P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
December 20, 2007

AMERICAN INVESTORS GROUP, INC.

Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1

October 31, 2007

Net Capital		
Total stockholder's equity	$	564,301
Deductions:		
Non-allowable accounts receivable		11,535
Prepaid expenses		8,334
Equipment, net of accumulated depreciation		41,490
Haircut on securities		22,399
		83,758
Net Capital	$	480,543
Aggregate Indebtedness:		
Total liabilities from balance sheet	$	55,151
Computation of basic net capital requirement:		
Minimum net capital required	$	250,000
Excess net capital	$	230,543
Ratio of aggregate indebtedness to net capital		0.11:1

No reconciliations deemed necessary since no material differences were noted in the computation of net capital.

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information.



AMERICAN INVESTORS GROUP, INC.

Computation for Determination of Reserve Requirements under Rule 15c3-3

October 31, 2007

Reserve Requirement	$	-
Reserve Bank Account	$	68,108
Reserve Excess	$	68,108

No reconciliations deemed necessary since no material differences were noted in the computation for determination of reserve requirement.

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information.

END

